Exhibit 99.5

Private and Confidential	Execution version

CAE INC.

- and -

CORAL BLUE INVESTMENT PTE. LTD.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of

Subscription Receipts

Dated March 4, 2021

TABLE OF CONTENTS

ARTICLE 1

INTERPRETATION

1.1	Definitions	2
1.2	Headings	5
1.3	References	5
1.4	Certain Rules of Interpretation	6
1.5	Day Not a Business Day	6
1.6	Applicable Law and Attornment	6
1.7	Conflict	6
1.8	Currency	6
1.9	Severability	6
1.10	Schedules	6

ARTICLE 2

PAYMENT AND ISSUE OF SUBSCRIPTION RECEIPTS

2.1	Payment Acknowledgement	7
2.2	Terms and Issue of Subscription Receipts	7
2.3	Fractional Subscription Receipts	8
2.4	Register for Subscription Receipts	8
2.5	Registers Open for Inspection	9
2.6	Receiptholder not a Shareholder	9
2.7	Subscription Receipts to Rank Pari Passu	9
2.8	Signing of Subscription Receipt Certificates	9
2.9	Authentication by the Subscription Receipt Agent	9
2.10	Issue in Substitution for Subscription Receipt Certificates Lost, etc.	10
2.11	Exchange of Subscription Receipt Certificates	10
2.12	Charges for Exchange	10
2.13	Transfer and Ownership of Subscription Receipts	10
2.14	Global Subscription Receipts	12
2.15	Resale Restrictions and Legends	13

ARTICLE 3

ESCROW RELEASE, SATISFACTION OF ISSUANCE RIGHT

OR TERMINATION PAYMENT RIGHT

3.1	Escrow Release Notice	14
3.2	Issue of Common Shares and Payment Thereon	15
3.3	Payment on Termination	16
3.4	Cancellation of Surrendered Subscription Receipt Certificates	17
3.5	Additional Payments by the Corporation	17

ARTICLE 4

INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST

4.1	Investment of Proceeds	18
4.2	Segregation of Proceeds	19
4.3	Third Party Interest	19

ARTICLE 5

ADJUSTMENTS

5.1	Adjustments	20
5.2	No Adjustment	21

i

5.3	Determination by Corporation’s Auditors	22
5.4	Proceedings Prior to any Action Requiring Adjustment	22
5.5	Certificate of Adjustment	22
5.6	Protection of Subscription Receipt Agent	22

ARTICLE 6

RIGHTS OF THE CORPORATION AND COVENANTS

6.1	Optional Purchases by the Corporation	23
6.2	General Covenants	23
6.3	Subscription Receipt Agent’s Remuneration, Expenses and Indemnification	24
6.4	Performance of Covenants by Subscription Receipt Agent	24
6.5	Accounting	24
6.6	Payments by Subscription Receipt Agent	24
6.7	Anti-Money Laundering and Privacy	25
6.8	Regulatory Matters	25

ARTICLE 7

ENFORCEMENT

7.1	Suits by Receiptholders	26
7.2	Immunity of Shareholders, etc.	26
7.3	Limitation of Liability	26

ARTICLE 8

MEETINGS OF RECEIPTHOLDERS

8.1	Right to Convene Meetings	26
8.2	Notice	26
8.3	Chairman	27
8.4	Quorum	27
8.5	Power to Adjourn	27
8.6	Show of Hands	27
8.7	Poll and Voting	27
8.8	Regulations	28
8.9	Corporation and Subscription Receipt Agent may be Represented	28
8.10	Powers Exercisable by Extraordinary Resolution	28
8.11	Meaning of Extraordinary Resolution	29
8.12	Powers Cumulative	30
8.13	Minutes	30
8.14	Instruments in Writing	31
8.15	Binding Effect of Resolutions	31
8.16	Holdings by Corporation Disregarded	31

ARTICLE 9

SUPPLEMENTAL AGREEMENTS

9.1	Provision for Supplemental Agreements for Certain Purposes	31

ARTICLE 10

CONCERNING THE SUBSCRIPTION RECEIPT AGENT

10.1	Rights and Duties of Subscription Receipt Agent	32
10.2	Evidence, Experts and Advisers	33
10.3	Documents, Monies, etc. Held by Subscription Receipt Agent	33
10.4	Actions by Subscription Receipt Agent to Protect Interest	34
10.5	Subscription Receipt Agent not Required to Give Security	34

ii

10.6	Protection of Subscription Receipt Agent	34
10.7	Replacement of Subscription Receipt Agent; Successor by Merger	34
10.8	Conflict of Interest	35
10.9	Acceptance of Appointment	35
10.10	Subscription Receipt Agent Not to be Appointed Receiver	36

ARTICLE 11

GENERAL

11.1	Notice to the Corporation, Subscription Receipt Agent and the Investor	36
11.2	Notice to Receiptholders	37
11.3	Ownership and Transfer of Subscription Receipts	37
11.4	Evidence of Ownership	38
11.5	Satisfaction and Discharge of Agreement	38
11.6	Other Investor Subscription Receipt Agreement	38
11.7	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders	39
11.8	Subscription Receipts Owned by the Corporation or its Subsidiaries - Certificate to be Provided	39
11.9	Effect of Execution	39
11.10	Time of Essence	39
11.11	Termination	39
11.12	Force Majeure	39
11.13	Notice of Issue	39
11.14	Counterparts	40

iii

SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 4th day of March, 2021 among:

CAE INC., a corporation governed by the laws of Canada (hereinafter referred to as the Corporation)

AND

CORAL BLUE INVESTMENT PTE. LTD., a corporation governed by the laws of Singapore (hereinafter referred to as the Investor)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company authorized to carry on business in all Provinces and Territories of Canada (hereinafter referred to as the Subscription Receipt Agent).

WHEREAS the Corporation is proposing to create, issue and sell Subscription Receipts, with such Subscription Receipts having the terms set forth in this Agreement;

AND WHEREAS the Corporation and the Investor have agreed that:

(a)	the Proceeds are to be delivered to and held by the Subscription Receipt Agent and invested in the manner set forth herein;

(b)

if the Escrow Release Conditions are satisfied and the Acquisition Closing Time occurs prior to the occurrence of a Termination Event, then: (i) each holder of Subscription Receipts shall be entitled to receive, without any further action required by such holder and without payment of additional consideration, one Common Share for each Subscription Receipt held plus any Dividend Equivalent Payment that becomes payable hereunder, less any applicable withholding taxes and (ii) the Corporation shall receive the balance of the Escrowed Funds (including any remaining Earned Interest), less any applicable withholding taxes; and

(c)

if a Termination Event occurs prior to the Acquisition Closing Time, the subscription for Common Shares represented by each Subscription Receipt shall be automatically terminated and cancelled and each holder of Subscription Receipts shall be entitled to receive an amount equal to the Subscription Price in respect of each Subscription Receipt held by such holder together with the Earned Interest, less applicable withholding taxes;

AND WHEREAS the Investor has agreed in the Subscription Agreement that the Subscription Receipts will be governed by this Agreement;

AND WHEREAS the Subscription Receipt Agent has agreed to act as registrar, transfer agent and paying agent for the Subscription Receipts, and as escrow agent to receive the Escrowed Funds in accordance with the terms and conditions set out herein;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when Authenticated by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Corporation with the benefits and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are by the Corporation and the Investor, as the context provides, and not by the Subscription Receipt Agent;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as set forth below.

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings.

Acquisition means the acquisition of the Business by the Corporation, directly or indirectly through a wholly-owned subsidiary, pursuant to the Acquisition Agreement.

Acquisition Agreement means the share and asset purchase agreement entered into on February 27, 2021 between the Corporation, a wholly-owned subsidiary of the Corporation, and Seller Parent relating to the Acquisition.

Acquisition Closing Date means the date upon which the Acquisition is completed.

Acquisition Closing Time means the time on the Acquisition Closing Date at which the closing of the Acquisition is completed.

Agreement means this agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof.

Approved Rating has the meaning ascribed thereto in Section 4.1(a).

Authenticate means (a) with respect to the issuance of a Subscription Receipt Certificate, one which has been duly signed by the Corporation and authenticated by manual or electronic signature of an authorized signing officer of the Subscription Receipt Agent, (b) with respect to the issuance of an Uncertificated Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all Internal Procedures such that the particulars of such Uncertificated Subscription Receipt as required by Article 2 are entered in the register of holders of Subscription Receipts, and Authenticated, Authenticating and Authentication have the appropriate correlative meanings.

Bank has the meaning ascribed thereto in Section 4.1(a).

Beneficial Holders means Persons recognized as beneficial holders of Subscription Receipts by Book-Entry Participants.

Book-Entry Only System means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time.

Book-Entry Participant means institutions that participate directly or indirectly in CDS’ Book-Entry Only System for the Subscription Receipts.

Business means Seller Parent’s military aviation training business (including the AMI business) operated within its Link Training and Simulation division of its Military Training sector of its Aviation Systems segment, as conducted by the Seller Parent through the Seller and the Sold Company.

Business Day means any day that is not a Saturday, a Sunday or a statutory or civic holiday or a day on which banking institutions are not generally authorized or obligated to open for business in Montréal, Québec, Toronto, Ontario or New York, United States.

Capital Reorganization has the meaning ascribed thereto in Section 5.1(b).

CDS means CDS Clearing and Depository Services Inc. and its successors in interest.

Common Share Dividend means each cash dividend payable on Common Shares declared (and publicly announced) by the board of directors of the Corporation.

Common Share Dividend Record Date means the record date for a Common Share Dividend.

Common Share Reorganization has the meaning ascribed thereto in Section 5.1(a).

Common Shares means common shares in the capital of the Corporation.

Corporation has the meaning ascribed thereto in the Preamble.

Counsel means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent, acting reasonably.

Designated Offices means the principal corporate trust offices of the Subscription Receipt Agent from time to time in the city of Toronto, Ontario.

Dividend Equivalent Payment means, without duplication, an amount in cash, if any, equal to the Common Share Dividends per Common Share for which Common Share Dividend Record Dates occur during the period from the date hereof to the date prior to the Acquisition Closing Date.

Earned Interest means the interest and other income actually received or credited on the investment of the Escrowed Funds between the date hereof and the earlier to occur of the Acquisition Closing Date and the Termination Date.

Escrowed Funds means, collectively, the Proceeds plus all Earned Interest thereon or other income earned and any investments acquired or made from time to time with such funds.

Escrow Release Conditions means, collectively, (i) the satisfaction or waiver of all conditions to the closing of the Acquisition in all material respects in accordance with the terms of the Acquisition Agreement without (A) amendment or waiver which would be materially adverse to the Corporation, or (B) any material amendment or waiver of any closing conditions in Article 8 of the Acquisition Agreement that, if not satisfied (or waived), would allow the Corporation to not effect the closing of the Acquisition, unless (for both (A) and (B)) the consent of the Investor, acting reasonably and in good faith, is given to such amendment or waiver (other than the payment of the purchase price of the Acquisition pursuant to the Acquisition Agreement and such conditions precedent that by their nature are to be satisfied at the Acquisition Closing Time), without the prior occurrence of a Termination Event, and (ii) the satisfaction or waiver of the escrow release conditions under the Other Investor Subscription Receipt Agreement.

Escrow Release Notice means the notice to be provided to the Subscription Receipt Agent and the Investor, substantially in the form set forth in Schedule 3.1(a), executed by the Corporation, certifying that the Escrow Release Conditions have been satisfied (or in respect of the satisfaction or waiver of the escrow release conditions under the Other Investor Subscription Receipt Agreement, are expected to be satisfied substantially concurrently therewith and that the Corporation has no reason to believe they will not be satisfied) and the Acquisition Closing Time is scheduled to occur on or prior to 11:59 pm (Montreal time) on the Outside Date, and indicating the scheduled Acquisition Closing Time.

Extraordinary Resolution has the meaning ascribed thereto in Section 8.11(a) and Section 8.14.

Global Subscription Receipt means a Subscription Receipt Certificate that is issued to and registered in the name of CDS or its nominee pursuant to Section 2.14.

Internal Procedures means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership), the Subscription Receipt Agent’s internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Subscription Receipt Agent.

Investor has the meaning ascribed thereto in the Preamble.

Irrevocable Subscription Receipt Agent and Transfer Agent Direction means the written irrevocable direction and undertaking executed by the Corporation, to be delivered to the Subscription Receipt Agent pursuant to Section 3.1(d), substantially in the form set forth in Schedule 3.1(d).

Issuance Right has the meaning ascribed thereto in Section 3.6(a).

LVTS means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto.

NYSE means the New York Stock Exchange.

Other Investor means CDPQ Marchés Boursiers Inc.

Other Investor Subscription Receipt Agreement means the agreement among the Corporation, the Other Investor and the Subscription Receipt Agent governing the terms and conditions of the subscription receipts to be issued and sold by the Corporation to the Other Investor, which agreement shall contain terms substantially identical to this Agreement.

Outside Date has the same meaning as the “Outside Date” under the Acquisition Agreement as in effect as of the date of this Agreement (and which includes, for greater certainty, any extension thereof in accordance with the terms of the Acquisition Agreement);

Person includes an individual, corporation, company, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof.

Proceeds means an amount equal to the Subscription Price multiplied by the total number of Subscription Receipts issued to the Investor, such amount being $225,000,000.00 in aggregate.

Receiptholders or holders means the registered holders from time to time of Subscription Receipts.

Receiptholders’ Request means an instrument signed in one or more counterparts by Receiptholders holding in the aggregate not less than 25% of the then outstanding Subscription Receipts, requesting the Subscription Receipt Agent to take some action or proceeding specified therein.

Refund Right has the meaning ascribed thereto in Section 3.6(a).

Seller means L3 Technologies, Inc.

Seller Parent means L3Harris Technologies, Inc.

Sold Company means L3 Doss Aviation, Inc.

Standard & Poor’s means Standard & Poor’s Ratings Services.

Subscription Agreement means the subscription agreement dated February 27, 2021 entered into between the Corporation and the Investor providing for the private placement by the Corporation of 7,200,000 Subscription Receipts.

Subscription Price means $31.25 per Subscription Receipt.

Subscription Proceeds Account has the meaning ascribed thereto in Section 2.1(b).

Subscription Receipt Agent means Computershare Trust Company of Canada or its successors from time to time under this Agreement.

Subscription Receipt Certificate means a certificate evidencing Subscription Receipts in the form attached as Schedule 2.2(b).

Subscription Receipts means the subscription receipts created, issued and Authenticated hereunder and from time to time outstanding, each Subscription Receipt evidencing the rights set out herein.

Termination Date means the day on which a Termination Event occurs.

Termination Event means the earliest to occur of any of:

(a)	the Escrow Release Notice is not delivered to the Subscription Receipt Agent and the Investor on or prior to 11:59 pm (Montreal time) on the Outside Date;

(b)	the Corporation delivering a notice to the Investor or announcing to the public by way of press release that it has determined not to proceed with the Acquisition; or

(c)	the Acquisition Agreement is terminated in accordance with its terms.

TSX means the Toronto Stock Exchange.

Uncertificated Subscription Receipts means Subscription Receipts that are issued by electronic delivery to CDS, or its nominee, for the purpose of being held by or on behalf of CDS.

written request of the Corporation and certificate of the Corporation mean, respectively, a written request and certificate signed by the Corporation and may consist of one or more instruments so executed.

1.2	Headings

The headings, the table of contents and the division of this Agreement into Articles, Sections and Schedules are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3	References

Unless otherwise specified in this Agreement:

(a)	references herein to Articles, Sections and Schedules are to Articles and Sections of, and Schedules to, this Agreement;

(b)	“hereto”, “herein”, “hereby”, “hereunder”, “‘hereof” and similar expressions, without reference to a particular provision, refer to this Agreement; and

(c)	a reference to a Party refers to a party to this Agreement.

1.4	Certain Rules of Interpretation

Any words following the terms “including”, “include”, “in particular”, “for example” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

Unless otherwise specified in this Agreement:

(a)	the singular includes the plural and vice versa; and

(b)	references to any gender shall include references to all genders.

1.5	Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law and Attornment

This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of Québec.

1.7	Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8	Currency

All dollars amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder or thereunder shall be made in Canadian dollars.

1.9	Severability

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.10	Schedules

The following Schedules attached to this Agreement form an integral part of this Agreement:

Schedule 2.2(b):	Form of Subscription Receipt Certificate
Schedule 3.1(a):	Escrow Release Notice
Schedule 3.1(d):	Irrevocable Subscription Receipt Agent and Transfer Agent Direction

ARTICLE 2

PAYMENT AND ISSUE OF SUBSCRIPTION RECEIPTS

2.1	Payment Acknowledgement

(a)

The Corporation acknowledges and agrees that it is a condition of Receiptholders’ payments of $31.25 per Subscription Receipt that the Escrowed Funds be held by the Subscription Receipt Agent in accordance with the provisions of Article 4 as agent and bailee on behalf of the holders of Subscription Receipts. The Corporation further acknowledges and confirms that it has and will have no interest in the Escrowed Funds or in the Earned Interest credited or received thereon until the Acquisition Closing Time. The Subscription Receipt Agent shall retain the Escrowed Funds as agent and bailee for and on behalf of the holders of Subscription Receipts and shall invest, disburse and deal with the Escrowed Funds as provided herein.

(b)

The Corporation has directed the Investor to deliver the Proceeds to the Subscription Receipt Agent on closing by way of electronic wire transfer and, upon receipt, the Subscription Receipt Agent shall immediately place such funds in a segregated account in accordance with the provisions of this Agreement. In that regard, the Subscription Receipt Agent hereby acknowledges receipt from the Investor of a wire transfer or wire transfers of funds in the aggregate amount of $225,000,000.00 in respect of the Subscription Receipts issued to the Investor pursuant to the Subscription Agreement and confirms that such funds have been deposited in a segregated account designated as the “CAE Inc. –GIC Sub. Receipts” account (the Subscription Proceeds Account), and the Subscription Receipt Agent will retain and invest such funds solely as agent and bailee on behalf of the holders of Subscription Receipts in accordance with the terms of this Agreement pending payment and release of the Escrowed Funds in accordance with the terms of this Agreement. Upon receipt of these funds, the Subscription Receipt Agent shall execute one or more separate written receipt(s) to the Investor evidencing the funds having been received.

(c)	The Corporation hereby:

(i)

acknowledges that the amount received by the Subscription Receipt Agent pursuant to Section 2.1(b) represents payment in full by the Investor to the Subscription Receipt Agent of the Subscription Price for the 7,200,000 Subscription Receipts issued on the date hereof; and

(ii)

irrevocably directs the Subscription Receipt Agent to retain the amounts described in Section 2.1(b) in accordance with the terms of this Agreement pending payment of the Escrowed Funds in accordance with the terms of this Agreement.

(d)

The Investor has acknowledged by one or more separate written receipt(s), concurrently with the execution and delivery of this Agreement, receipt of the Global Subscription Receipt representing 7,200,000 Subscription Receipts registered in the name of CDS (or its nominee).

2.2	Terms and Issue of Subscription Receipts

(a)	7,200,000 Subscription Receipts are hereby created and authorized to be issued.

(b)

Any Subscription Receipt Certificates (including all replacements issued in accordance with this Agreement) shall be substantially in the form attached hereto as Schedule 2.2(b), shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Subscription Receipt Agent and CDS, prescribe, and shall be issuable in any whole number denominations.

(c)

The Subscription Receipt Agent is hereby directed, concurrently with the execution and delivery of this Agreement, to Authenticate, issue and deliver, at the direction of the Corporation, to the Investor a definitive Subscription Receipt Certificate in the form of a Global Subscription Receipt representing 7,200,000 Subscription Receipts issued pursuant to the Subscription Agreement between the Corporation and the Investor dated February 27, 2021 registered in the name of CDS (or its nominee).

(d)

Upon the issue of the Subscription Receipts in accordance with Section 2.2(c), the Subscription Receipt Certificate shall have been executed by the Corporation and delivered to the Subscription Receipt Agent, Authenticated by the Subscription Receipt Agent upon the written direction provided for in Section 2.2(c) and delivered by the Subscription Receipt Agent to McCarthy Tétrault LLP, for and on behalf of the Investor, without any further act of or formality on the part of the Corporation.

(e)	Each Subscription Receipt shall evidence:

(i)

(a) if the Escrow Release Conditions are satisfied and the Acquisition Closing Time occurs on or prior to the occurrence of a Termination Event, the holder’s subscription for, and the right to receive, pursuant to this Agreement and the Subscription Receipt automatically at the Acquisition Closing Time, without any further action required by such holder and without payment of additional consideration, one fully paid and non-assessable Common Share, together with a Dividend Equivalent Payment, if any, less applicable withholding taxes, as set forth in Section 3.2, or (b) if a Termination Event occurs, the right of the holder to receive an amount equal to the full Subscription Price for such Subscription Receipt, together with the Earned Interest, less applicable withholding taxes, and

(ii)	the holder’s ownership interest in the Escrowed Funds in accordance with the terms of this Agreement.

(f)

If a Termination Event occurs, the Subscription Receipt Agent shall pay the balance of the Escrowed Funds and any amounts received from the Corporation pursuant to Section 3.5 in accordance with Section 3.3.

(g)

For greater certainty, the Subscription Receipt Agent shall expressly not be a trustee of the Receiptholders hereunder and the terms of this Agreement shall not create or be construed as a trust for the benefit of the Receiptholders and, except as and subject to the terms provided herein, the Escrowed Funds shall be the property of the Receiptholders, and shall not form part of the property, estate, assets, undertaking, or effects of the Subscription Receipt Agent.

2.3	Fractional Subscription Receipts

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.4	Register for Subscription Receipts

The Corporation hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts, and the Corporation shall cause to be kept by the Subscription Receipt Agent at the Designated Offices, a securities register in which shall be entered the names and addresses of holders of Subscription Receipts and the other particulars, prescribed by law, of the Subscription Receipts held by them. The Corporation shall also cause to be kept by the Subscription Receipt Agent at the Designated Offices the register of transfers, and may also cause to be kept by the Subscription Receipt Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts registered in that branch register of transfers.

2.5	Registers Open for Inspection

The registers referred to in Section 2.4 shall be open at all reasonable times during regular business hours of the Subscription Receipt Agent on a Business Day for inspection by the Corporation or any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested so to do by the Corporation, furnish the Corporation with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Subscription Receipts held by each such holder.

2.6	Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise, shall confer or be construed as conferring upon a Receiptholder any right or interest whatsoever as a shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of shareholders of the Corporation or the right to receive distributions or any continuous disclosure materials of the Corporation. Receiptholders are entitled to the rights expressly provided for in the Subscription Receipts and this Agreement on the terms and conditions set forth herein.

2.7	Subscription Receipts to Rank Pari Passu

Each Subscription Receipt shall rank equally in accordance with its terms with all other Subscription Receipts issued or to be issued hereunder, whatever may be the actual date of issue of same.

2.8	Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates shall be signed by one or more officers of the Corporation on behalf of the Corporation. The signature of such officer(s) may be mechanically reproduced in facsimile or electronic form and Subscription Receipt Certificates bearing such facsimile or electronic signature shall, subject to Section 2.9, be binding upon the Corporation as if they had been manually signed by such officer. Notwithstanding that the Person whose manual, facsimile or electronic signature appears on any Subscription Receipt Certificate as such officer may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.9, be valid and binding on the Corporation and the holder thereof shall be entitled to the benefits of this Agreement.

2.9	Authentication by the Subscription Receipt Agent

(a)

The Subscription Receipt Agent shall Authenticate Subscription Receipt Certificates or Uncertificated Subscription Receipts to be issued by the Corporation upon the written direction of the Corporation. No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been Authenticated by or on behalf of the Subscription Receipt Agent, and such Authentication by the Subscription Receipt Agent on any Subscription Receipt Certificate or with respect to any Uncertificated Subscription Receipt shall be conclusive evidence as against the Corporation that the Subscription Receipt Certificate or Uncertificated Subscription Receipt has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b)

The Authentication of the Subscription Receipt Agent on Subscription Receipt Certificates or Uncertificated Subscription Receipts issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates or Uncertificated Subscription Receipts (except the Authentication thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or

Uncertificated Subscription Receipts or any of them or of the consideration therefor except as otherwise specified herein. The certification by or on behalf of the Subscription Receipt Agent on Subscription Receipt Certificates shall constitute a representation and warranty by the Subscription Receipt Agent that the said Subscription Receipt Certificates have been duly certified by or on behalf of the Subscription Receipt Agent pursuant to the provisions of this Agreement.

2.10	Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a)

In case any Subscription Receipt Certificate shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and compliance with Section 2.10(b), shall issue, and thereupon the Subscription Receipt Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipts issued or to be issued hereunder.

(b)

The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.10 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Subscription Receipt Agent in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Subscription Receipt Agent in their sole discretion and shall pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

2.11	Exchange of Subscription Receipt Certificates

(a)

Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b)	Subscription Receipt Certificates may be surrendered for exchange only at the Designated Offices during regular business hours of the Subscription Receipt Agent.

2.12	Charges for Exchange

Except as otherwise herein provided, the Subscription Receipt Agent may charge to the holder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.13	Transfer and Ownership of Subscription Receipts

(a)

Subject to Section 2.13(d), Section 2.14, and Section 2.15 and subject to the Subscription Agreement, including Section 10.1(c) of the Subscription Agreement, there are no restrictions on the transfer of the Subscription Receipts; however, the Subscription

Receipts may only be transferred on the register kept at one of the Designated Offices by the holder or his legal representatives or his attorney duly appointed by an instrument in writing: (i) in the case of a Subscription Receipt Certificate, surrendering to the Subscription Receipt Agent at the Designated Office the Subscription Receipt Certificates representing the Subscription Receipts to be transferred; and (ii) in the case of Uncertificated Subscription Receipts, in accordance with procedures prescribed by CDS under the Book-Entry Only System. Upon surrender for registration of transfer of Subscription Receipts at one of the Designated Offices, the Corporation shall in the case of Subscription Receipt Certificates, issue and the Subscription Receipt Agent shall Authenticate and deliver, in accordance with its Internal Procedures, a new Subscription Receipt Certificate and in the case of Uncertificated Subscription Receipts, the Subscription Receipt Agent will confirm the electronic deposit in accordance with procedures prescribed by CDS in the Book-Entry Only System, in each case of like tenor and in the name of the designated transferee. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in his name evidencing the Subscription Receipts not transferred; however, notwithstanding the foregoing provisions of this Section 2.13(a), Subscription Receipts shall only be transferred upon:

(i)

payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate or Uncertificated Subscription Receipt issued upon such transfer, and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and

(ii)	such reasonable requirements as the Subscription Receipt Agent may prescribe,

and all such transfers shall be duly noted in the register for Subscription Receipts maintained pursuant to Section 2.4 by the Subscription Receipt Agent.

(b)

The Corporation and the Subscription Receipt Agent shall deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither the Corporation nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

(c)

The transfer register in respect of Subscription Receipts shall be closed at 5:00 p.m. (local time) at the Designated Office, on the earlier to occur of the Acquisition Closing Date and the Termination Date (subject to settlement).

(d)

The Subscription Receipt Agent shall promptly advise the Corporation of any requested transfer of Subscription Receipts. The Corporation shall be entitled, and may direct the Subscription Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article 2, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction.

(e)

Subject to the provisions of this Agreement and applicable law and subject to Section 2.14, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts as expressly set forth herein. Either the issue and delivery of Common Shares and the payment of any Dividend Equivalent Payment, as provided in Section 3.2, or the payment of the Subscription Price and such Receiptholder’s pro rata portion of the aggregate of any Earned Interest, as provided in Section 3.3, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder or a transferee of Subscription Receipts who surrenders a Subscription Receipt Certificate.

2.14	Global Subscription Receipts

(a)	Subject to Section 2.14(b):

(i)	Subscription Receipt Certificates will only be issued in the form of a Global Subscription Receipt certificate, which will be registered in the name of and deposited with CDS or its nominee;

(ii)

owners of the beneficial interests in the Subscription Receipts shall not be entitled to have Subscription Receipts registered in their names, shall not receive or be entitled to receive Subscription Receipt Certificates in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement;

(iii)

beneficial interests in Global Subscription Receipts will be represented only through the Book-Entry Only System and, subject to applicable law or unless otherwise requested by CDS, will be issued in uncertificated form;

(iv)

all Subscription Receipts issued electronically to CDS in uncertificated form through the uncertificated inventory system of CDS will be evidenced by a book position on the register of holders to be maintained by the Subscription Receipt Agent in accordance with Section 2.4;

(v)	transfers of Subscription Receipts between Book-Entry Participants shall occur in accordance with CDS’ rules and procedures;

(vi)

all references herein to actions by, notices given or payments made to Receiptholders shall, refer to actions taken by, or notices given or payments made to, CDS on instruction from the Book-Entry Participants in accordance with CDS’ rules and procedures;

(vii)

in respect of any provision hereof requiring or permitting actions with the consent of or at the direction of Receiptholders evidencing a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent shall be given by Beneficial Holders acting through CDS and the Book-Entry Participants owning Subscription Receipts evidencing the requisite percentage of the Subscription Receipts;

(viii)

the rights of a Beneficial Holder whose Subscription Receipts are held through CDS shall be exercised only through CDS and the Book-Entry Participants and shall be limited to those established by law and agreements between such holders and CDS and the Book-Entry Participants upon instructions from the Book-Entry Participants;

(ix)

each of the Subscription Receipt Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Beneficial Holders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder;

(x)	if any notice or other communication is required to be given to Beneficial Holders, the Subscription Receipt Agent will give such notices and communications to CDS;

provided that:

(xi)

neither the Corporation nor the Subscription Receipt Agent nor any agent thereof shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS on account of the beneficial interests in the Subscription Receipts or for any advice or representation made or given by CDS or any action to be taken by CDS on its own direction or at the direction of any Book-Entry Participant; and

(xii)	nothing herein shall prevent Beneficial Holders from voting such Subscription Receipts using duly executed proxies in accordance with the requirements of CDS and of applicable laws.

(b)	In the event that:

(i)

CDS resigns, is removed from its responsibility as depository, or ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable or does not wish to locate a qualified successor;

(ii)	the Book-Entry Only System is terminated; or

(iii)	the Corporation so instructs the Subscription Receipt Agent in writing;

CDS shall surrender each Global Subscription Receipt to the Subscription Receipt Agent with instructions for registration of Subscription Receipts in the name and in the amount specified by CDS and the Corporation shall issue and the Subscription Receipt Agent shall certify and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts, the whole in accordance with the provisions of Section 2.13, mutatis mutandis.

2.15	Resale Restrictions and Legends

The Subscription Receipts will be issued in Canada pursuant to exemptions from prospectus requirements of applicable securities laws and the Subscription Receipt Certificates representing each Subscription Receipt issued to a person in Canada (and certificates issued in exchange for or substitution of any Subscription Receipt) or transferred to a person in Canada shall be substantially in the form attached hereto as Schedule 2.2(b) and, until such time as no longer required by applicable law, shall bear a legend to the following effect:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE JULY 5, 2021.”

Any certificate evidencing the Common Shares issued upon exchange of the Subscription Receipts on or prior to the date that is four (4) months and a day from the date hereof shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE JULY 5, 2021.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

ARTICLE 3

ESCROW RELEASE, SATISFACTION OF ISSUANCE RIGHT

OR TERMINATION PAYMENT RIGHT

3.1	Escrow Release Notice

(a)

If the Escrow Release Conditions are satisfied (or in respect of the satisfaction or waiver of the escrow release conditions under the Other Investor Subscription Receipt Agreement, are expected to be satisfied substantially concurrently therewith and the Corporation has no reason to believe they will not be satisfied) and the Acquisition Closing Time is scheduled to occur on or prior to 11:59 pm (Montreal time) on the Outside Date, the Corporation shall deliver the Escrow Release Notice to the Subscription Receipt Agent and the Investor.

(b)

Forthwith upon receipt of the Escrow Release Notice, the Subscription Receipt Agent shall release the Escrowed Funds to or at the direction of the Corporation, minus the amount required to make the aggregate payments set forth in Section 3.2(b), which amount shall be set out in the Escrow Release Notice (provided that such amount will continue to be held by the Subscription Receipt Agent pursuant to the terms of this Agreement and such retained amount shall be retained first from any Earned Interest on the Escrowed Funds and any remaining balance in respect thereof shall be retained from the Escrowed Funds).

(c)

The Escrow Release Notice may be delivered up to one (1) Business Day prior to the scheduled Acquisition Closing Time, provided that if the Escrowed Funds are released pursuant to an Escrow Release Notice and the Acquisition Closing Time does not occur within one (1) Business Day of such release, the Corporation will cause such Escrowed Funds to be returned to the Subscription Receipt Agent as soon as reasonably practicable, and in any event within two (2) Business Days, and the Escrowed Funds will continue to be held by the Subscription Receipt Agent pursuant to the terms of this Agreement, pending receipt of another Escrow Release Notice or the occurrence of a Termination Event.

(d)

If the Acquisition Closing Time occurs on or prior to the occurrence of a Termination Event, the Corporation shall forthwith cause the Irrevocable Subscription Receipt Agent and Transfer Agent Direction to be delivered to the Subscription Receipt Agent. The Corporation shall promptly issue the Common Shares issuable pursuant to the Subscription Receipts, and the Corporation shall deliver the Common Shares issuable pursuant to the Subscription Receipts in accordance with the terms of this Agreement as soon as reasonably practicable and, in any case, make such delivery within three (3) Business Days following the Acquisition Closing Date.

(e)

Any Escrow Release Notice or Irrevocable Subscription Receipt Agent and Transfer Agent Direction delivered to the Subscription Receipt Agent shall be received by the Subscription Receipt Agent no later than 9:00 a.m. (Montréal time) on the day on which the funds are to be released or shares issued. Any Escrow Release Notice or Irrevocable Subscription Receipt Agent and Transfer Agent Direction received by the Subscription Receipt Agent after 9:00 a.m. (Montréal time) or received on a non-Business Day shall be deemed to have been given prior to 9:00 a.m. (Montréal time) on the next Business Day.

(f)

On the Acquisition Closing Date, the Corporation shall issue a press release confirming the Acquisition Closing Date has occurred and setting out the date on which the transfer register for the Subscription Receipts closed, and that the underlying Common Shares have been issued through the facilities of CDS in accordance with Section 3.2.

3.2	Issue of Common Shares and Payment Thereon

(a)

If the Acquisition Closing Time occurs on or prior to the occurrence of a Termination Event and Common Shares are issued in accordance with Section 3.1(d), such Common Shares shall be and shall be deemed to be issued to the Receiptholder in accordance with the right of such holder to receive Common Shares as described in Section 2.2(e)(i) (which right shall be and shall be deemed to be irrevocably exercised on the delivery of the Irrevocable Subscription Receipt Agent and Transfer Agent Direction as provided in Section 3.1(d)) and such Common Shares shall be deemed to be issued at the Acquisition Closing Time, notwithstanding that a certificate or a Book-Entry Only System customer confirmation therefor may not yet have been issued or entered, as the case may be, and the Persons to whom such Common Shares are to be issued in accordance with the provisions of this Agreement shall be deemed to have become the holders of record of such Common Shares at the Acquisition Closing Time.

(b)

If the Acquisition Closing Time occurs on or prior to the occurrence of a Termination Event and Common Shares are issued in accordance with Section 3.1(d), a Receiptholder shall be entitled to, from and after the Acquisition Closing Time, but shall receive no earlier than on the third (3rd) Business Day following the Acquisition Closing Date, an amount in cash in respect of each of such holder’s Subscription Receipts equal to a Dividend Equivalent Payment, if any, less applicable withholding taxes, provided that to the extent that this amount, if any, includes amounts in respect of Common Share Dividends for which any Common Share Dividend Record Date has occurred but which has not yet been paid, such amount shall not be payable to holders, unless the Corporation otherwise elects, until the date such Common Share Dividends are paid to shareholders of the Corporation; and provided further that any applicable portion of a Dividend Equivalent Payment shall be satisfied by the Subscription Receipt Agent no later than the third (3rd) Business Day following the Acquisition Closing Date or the date Common Share Dividends are paid to shareholders of the Corporation, as applicable. Such Dividend Equivalent Payments shall first be paid by way of a pro rata share of any Earned Interest, and any remaining balance shall be paid out of the Escrowed Funds as a refund of a portion of the Subscription Price for each Subscription Receipt held.

(c)

Effective immediately after the Common Shares have been issued as contemplated in Sections 3.1(d) and 3.2(a), and any Dividend Equivalent Payment due has been paid to Receiptholders as contemplated in Section 3.2(b), the Subscription Receipts relating thereto shall be void and of no value or effect.

(d)

The obligation to make the payment of the amounts specified in Section 3.2(b) shall be satisfied by mailing or delivering payment therefor by cheque or wire transfer or, in respect of all payments in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) by the use of the LVTS, to the Receiptholder at its registered address. So long as CDS is the sole registered Receiptholder, all payments of the amounts specified in Section 3.2(b) shall be satisfied by LVTS. If payment is made by cheque, such cheque shall be forwarded to the Receiptholder at least three (3) Business Days prior to the date on which the payment is to be made. If payment is made by wire transfer or LVTS, it shall be made by noon (Montréal time) on the date on which the payment is to be made. The mailing of such cheque or the making of such payment by wire transfer or LVTS shall, to the extent of the sum represented thereby, plus the amount of any taxes withheld, satisfy and discharge the obligations of the Subscription Receipt Agent and the Corporation to the amounts specified in Section 3.2(b), unless (i) in the case of payment by cheque, such cheque is not paid at par on presentation and (ii) in the case of payment by wire transfer, such wire transfer is not actually received by the Receiptholder. In either such case and upon receiving confirmatory evidence thereof, the Subscription Receipt Agent shall be obligated to immediately rectify such non-payment such that full payment is made to, and received by, the Receiptholders.

(e)

The Subscription Receipt Agent shall be entitled to, or shall direct CDS to, deduct and withhold from any amount payable to Receiptholders pursuant to Section 3.2(b) such amount as the Subscription Receipt Agent, the Corporation or CDS is required or entitled to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provisions of provincial, state, local or foreign tax law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the place where the Receiptholder is resident (provided such documentary evidence of entitlement to the benefits of such treaty as the Subscription Receipt Agent, the Corporation or CDS may reasonably request is timely provided). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Receiptholder, provided that such withheld amounts are actually remitted in accordance with applicable law to the applicable taxing authority.

(f)

Upon the mailing or delivery of any cheque, wire transfer or LVTS as provided in Section 3.2(d) (and provided such cheque has been honoured for payment, if presented for payment within six (6) months of the date thereof) all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect. Any Escrowed Funds, interest or other monies held by the Subscription Receipt Agent pursuant hereto after the cheque, wire transfer or LVTS for the amount specified in Section 3.2(b) has been mailed or delivered, as the case may be, shall be delivered to the Corporation as soon as reasonably practicable thereafter, and in any event within three Business Days, provided that the Subscription Receipt Agent shall retain sufficient Escrowed Funds to satisfy any cheques so mailed or delivered.

3.3	Payment on Termination

(a)	If a Termination Event occurs, then:

(i)	the Corporation shall forthwith notify the Subscription Receipt Agent thereof and shall issue a press release setting forth the occurrence of the Termination Event;

(ii)

the Receiptholders’ subscription for, and right to receive, pursuant to this Agreement and the Subscription Receipt, a Common Share evidenced by each Subscription Receipt, shall be automatically terminated and cancelled and each Receiptholder shall be entitled to receive only, no later than on the third (3rd) Business Day following the Termination Event:

(A)	a payment in the amount of $31.25 in respect of each of such holder’s Subscription Receipts; and

(B)	such holder’s pro rata portion of the aggregate of any Earned Interest, less applicable withholding taxes;

(iii)

if the Escrowed Funds in the Subscription Proceeds Account are not sufficient to meet the payment required by Section 3.3(a)(ii), the Subscription Receipt Agent shall only make payments under Section 3.3(a)(ii) to the extent of the monies available in the Subscription Proceeds Account in accordance with Section 3.3(a)(ii) and promptly upon receipt of such additional monies as are provided by the Corporation pursuant to Section 3.5. The Subscription Receipt Agent agrees to cause any amounts payable to the holders of Subscription Receipts pursuant to this Section 3.3 to be paid no later than the third (3rd) Business Day following the Termination Date; and

(iv)	Subscription Receipt registers shall be closed at the close of business on the Termination Date.

(b)

The obligation to make the payment of the amounts specified in Section 3.3(a)(ii) shall be satisfied by mailing or delivering payment therefor by cheque or wire transfer or, in respect of all payments in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) by the use of the LVTS, to the Receiptholder at its registered address. So long as CDS is the sole registered Receiptholder, all payments of the amounts specified in Section 3.3(a)(ii) shall be satisfied by LVTS. If payment is made by cheque, such cheque shall be forwarded to the Receiptholder at least three (3) Business Days prior to the date on which the payment is to be made. If payment is made by wire transfer or LVTS, it shall be made by noon (Montréal time) on the date on which the payment is to be made. The mailing of such cheque or the making of such payment by wire transfer or LVTS shall, to the extent of the sum represented thereby, plus the amount of any taxes withheld, satisfy and discharge the obligations of the Subscription Receipt Agent and the Corporation to pay the amounts specified in Section 3.3(a)(ii), unless (i) in the case of payment by cheque, such cheque is not paid at par on presentation and (ii) in the case of payment by wire transfer, such wire transfer is not actually received by the Receiptholder. In either such case and upon receiving confirmatory evidence thereof, the Subscription Receipt Agent shall be obligated to immediately rectify such non-payment such that full payment is made to, and received by, the Receiptholders.

(c)

The Subscription Receipt Agent shall be entitled to, or shall direct CDS to, deduct and withhold from any amount payable to Receiptholders pursuant to Section 3.3(a)(ii) such amount as the Subscription Receipt Agent, the Corporation or CDS is required or entitled to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provisions of provincial, state, local or foreign tax law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the place where the Receiptholder is resident (provided such documentary evidence of entitlement to the benefits of such treaty as the Subscription Receipt Agent, the Corporation or CDS may reasonably request is timely provided). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Receiptholder, provided that such withheld amounts are actually remitted in accordance with applicable law to the applicable taxing authority.

(d)

Upon the mailing or delivery of any cheque, wire transfer or LVTS as provided in Section 3.3(b) (and provided such cheque has been honoured for payment, if presented for payment within six months of the date thereof) all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect. Any Escrowed Funds, interest or other monies held by the Subscription Receipt Agent pursuant hereto after the cheque, wire transfer or LVTS for the amount specified in Section 3.3(a)(ii) has been mailed or delivered, as the case may be, shall be delivered to the Corporation as soon as reasonably practicable thereafter, provided that the Subscription Receipt Agent shall retain sufficient Escrowed Funds to satisfy any cheques so mailed or delivered.

3.4	Cancellation of Surrendered Subscription Receipt Certificates

All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent pursuant to Sections 2.10, 2.11, 2.13 and 6.1 shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by the Corporation, the Subscription Receipt Agent shall furnish the Corporation with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

3.5	Additional Payments by the Corporation

The Corporation shall, no later than one (1) Business Day before the date on which a payment is required to be made pursuant to Section 3.3, pay to the Subscription Receipt Agent, as agent and bailee on behalf of the Receiptholders, such amount, if any, as will be sufficient, when combined with the portion of the Escrowed Funds available for such payment, to allow the Subscription Receipt Agent to pay in full the amounts required to be paid pursuant to Section 3.3.

3.6	Claim against the Corporation

(a)

Pursuant to this Agreement, Receiptholders have a claim against the Corporation to be issued one Common Share (subject to adjustment pursuant to Article 5.1 of this Agreement) for each Subscription Receipt held plus any Dividend Equivalent Payment, less applicable withholding taxes if the Escrow Release Conditions are satisfied and the Acquisition Closing Time occurs prior to the occurrence of a Termination Event (the Issuance Right) or, if the Termination Date occurs, to be reimbursed an amount equal to the Subscription Price for each Subscription Receipt held by the Receiptholder plus an amount equal to the Earned Interest thereon less applicable withholding taxes (the Refund Right).

(b)

Until the Issuance Right or the Refund Right arises, Receiptholders will not be entitled to assert a claim against the Corporation pursuant to Section 3.6(a) unless, prior to the date on which the Issuance Right or the Refund Right, as the case may be, has been satisfied:

(i)

the Corporation makes a general assignment for the benefit of creditors or any proceeding is instituted by the Corporation seeking relief on its behalf as a debtor or to adjudicate it a bankrupt or insolvent or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking appointment of a receiver, receiver and manager, trustee, custodian or similar official for it or any substantial part of its property and assets or the Corporation takes any action to authorize any of the actions set forth above; or

(ii)

the Corporation shall be declared bankrupt, or a receiver, receiver and manager, trustee, custodian or similar official shall be appointed for the Corporation or any substantial part of the property or assets of the Corporation or distress or execution of any similar process is levied or enforced on such property or assets and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder, in which events the Refund Right shall be deemed to have occurred and the Receiptholders shall be entitled to payment of the amounts payable according to Section 3.3.

ARTICLE 4

INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST

4.1	Investment of Proceeds

(a)

Until released in accordance with this Agreement, the Escrowed Funds shall be kept segregated in the records of the Subscription Receipt Agent and shall be invested in interest-bearing or discount debt obligations denominated in Canadian dollars issued or guaranteed by the Government of Canada or a province of Canada or a Canadian chartered bank provided that such obligation is rated at least R1 (middle), in respect of short-term obligations, or A, in respect of long-term obligations, by DBRS Inc. or a similar rating service or such other investments that the Subscription Receipt Agent is able to effect, and as directed jointly in writing by the Corporation and the Investor. Such written direction to the Subscription Receipt Agent shall be provided no later than 10:00 a.m. (Montréal time) on the day on which the investment is to be made. Any written direction received by the Subscription Receipt Agent after 10:00 a.m. or on a day which is not a Business Day, shall be deemed to have been given prior to 10:00 a.m. on the next succeeding Business Day. The Corporation and the Investor hereby jointly direct the

Subscription Receipt Agent that when not so invested, any cash balances constituting part or all of the Escrowed Funds shall be kept segregated in the records of the Subscription Receipt Agent and shall be deposited in one or more non-interest bearing trust accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at the Bank of Nova Scotia (the Bank), provided that such bank maintains an issuer credit rating from Standard & Poor’s of at least “A” (an Approved Rating). The Subscription Receipt Agent shall withdraw, as soon as reasonably practicable, any cash balances constituting part or all of the Escrowed Funds that may then be deposited with the Bank if the Subscription Receipt Agent has received notice from the Corporation that the Bank fails to so qualify at any time, and re-deposit such amount with one or more other Canadian Schedule I banks that have an Approved Rating at such time.

(b)

All Earned Interest received from the investment of the Escrowed Funds shall be credited to, and shall become a part of, the Escrowed Funds (and any bank charges and similar fees as well as losses, if any, on such investments shall be debited to the Escrowed Funds).

(c)

All Escrowed Funds held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent solely as agent and bailee on behalf of the Receiptholders, and for certainty shall not form part of the property, estate, assets, undertaking or effects of the Subscription Receipt Agent. The delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Receiptholders.

(d)

The Escrowed Funds held by the Subscription Receipt Agent pursuant to this Agreement are the sole risk of the Receiptholders, and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any investments (including any deposits) made pursuant to this Section 4.1, and any credit or other losses on any investments liquidated or sold prior to maturity. Each of the Corporation and the Investor acknowledges and agrees that the Subscription Receipt Agent acts prudently in depositing the Escrowed Funds at the Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank.

(e)

The Corporation, the Investor and the Subscription Receipt Agent acknowledge and agree that for all income tax purposes the Investor shall be regarded as the owner of the Escrowed Funds at all times prior to the Acquisition Closing Date or the Termination Date, as applicable. The Corporation and the Investor agree to provide the Subscription Receipt Agent with their certified tax identification number and others forms, documents and information that the Subscription Receipt Agent may request in order to fulfill any tax reporting function. The Subscription Receipt Agent shall cause all information returns, slips and all other tax filings required to be prepared in respect to the Earned Interest as prescribed by applicable law.

4.2	Segregation of Proceeds

The Escrowed Funds received by the Subscription Receipt Agent and any other securities or other investments received by the Subscription Receipt Agent on the investment or reinvestment of such Escrowed Funds, shall be received by the Subscription Receipt Agent solely as agent and bailee on behalf of the Receiptholders, and shall be segregated and kept apart by the Subscription Receipt Agent from any assets of the Subscription Receipt Agent or held by the Subscription Receipt Agent for Persons who are not Parties.

4.3	Third Party Interest

The Corporation hereby represents to the Subscription Receipt Agent that, except as otherwise provided in this Agreement, any account to be opened by, or interest to be held by, the Subscription Receipt

Agent, in connection with this Agreement, for or to the credit of the Corporation, is not intended to be used by or on behalf of any third party.

ARTICLE 5

ADJUSTMENTS

5.1	Adjustments

The rights attached to Subscription Receipts may be subject to adjustment from time to time in the events and in the manner provided as follows, subject to all applicable regulatory and stock exchange approvals:

(a)

Common Share Reorganization. If, at any time after the date hereof and before the Acquisition Closing Date, the Corporation subdivides, redivides or changes its outstanding Common Shares into a greater number of Common Shares or reduces, combines or consolidates its outstanding Common Shares into a lesser number of Common Shares, or issues Common Shares to all or substantially all the holders of Common Shares by way of a stock distribution, stock dividend or otherwise (any of such events being called a Common Share Reorganization), then the number of underlying Common Shares with respect to each Subscription Receipt shall be adjusted as of the record date at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the number of underlying Common Shares theretofore obtainable immediately prior to such record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on the record date after giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding on the record date before giving effect to such Common Share Reorganization.

(b)

Capital Reorganization. If, at any time after the date hereof and before the Acquisition Closing Date, there is a reclassification of Common Shares at any time outstanding or a change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares or into other securities), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another entity, or if a record date for any of the foregoing events occurs, (any of such events being herein called a Capital Reorganization), any Receiptholder who would otherwise be entitled to receive Common Shares pursuant to Subscription Receipts then held after the record date or effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration, in lieu of the number of Common Shares to which such Receiptholder was otherwise entitled, the aggregate number of shares, units, warrants, other securities or other property which such Receiptholder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date of such Capital Reorganization, the Receiptholder had been the registered holder of the number of Common Shares to which such Receiptholder was theretofore entitled with respect to the Subscription Receipts. If determined appropriate by the Corporation, acting reasonably, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 5 with respect to the rights and interests thereafter of the Receiptholders to the extent that the provisions set forth in this Article 5 will thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any securities or property thereafter deliverable pursuant to the terms of any Subscription Receipt. Any such adjustments will be made by and set forth in terms and conditions supplemental hereto approved by the Corporation, acting reasonably, and, absent manifest error, will for all purposes be conclusively deemed to be the appropriate adjustment.

(c)

Special Distributions. If at any time after the date hereof and before the Acquisition Closing Date, the Corporation issues or distributes to the holders of all or substantially all of the outstanding Common Shares, securities of the Corporation, including rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares or property or assets, including evidences of indebtedness, and other than as a result of a Common Share Reorganization or a Capital Reorganization, or a record date for any of the foregoing events occurs, there will be an appropriate adjustment in the number of Common Shares to be issued pursuant to Subscription Receipts or, at the option of the Corporation, such securities, property or assets may be issued to the Subscription Receipt Agent and delivered to the Receiptholders and, for the same aggregate consideration payable, if any, in addition to the number of Common Shares to which such Receiptholder was theretofore entitled, the Receiptholder will be entitled to receive such securities, property or assets as if on the record date at which holders of Common Shares are determined for the purpose thereof, such Receiptholder had been the registered holder of the number of Common Shares to which the Receiptholder was then entitled.

(d)

The adjustments provided for in this Section 5.1 are cumulative and shall apply (without duplication) to successive subdivisions, consolidations, changes, distributions, issues or other events resulting in adjustment under the provisions of this Section 5.1.

(e)

If the Corporation, after the date hereof, takes any action affecting the Common Shares, other than the actions described in this Section 5.1, which, in the reasonable opinion of the directors of the Corporation, would materially affect the rights of the Receiptholders or the rights attached to the Subscription Receipts, then the number of Common Shares which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may, in their discretion but subject, for greater certainty, to the prior approval of the TSX and the NYSE, reasonably determine to be equitable to the Receiptholders in such circumstances, taking into account, amongst other things, the position of such Receiptholders if they had been the registered holders of the Common Shares to which they were theretofore entitled.

5.2	No Adjustment

(a)

Notwithstanding anything to the contrary in this Article 5, no adjustment shall be made pursuant to this Agreement in the rights attached to the Subscription Receipts upon the issue of Common Shares pursuant to any share option plan, share purchase plan, dividend reinvestment plan, restricted share unit plan, performance share unit plan or other incentive plan in force from time to time for officers, directors, employees, consultants or shareholders of the Corporation or its subsidiaries, in connection with the Acquisition and the financing thereof (including, for greater certainty, in respect of any subscription receipts or Common Shares issued to the Other Investor), or pursuant to any agreement (including any loan agreement), share option, warrant or other right (including anti-dilution or preemptive rights) to receive or purchase Common Shares granted by the Corporation prior to the date of this Agreement and no adjustment shall be made pursuant to this Agreement in the rights attached to the Subscription Receipts further to purchases of Common Shares by the Corporation under a normal course issuer bid.

(b)

Notwithstanding anything to the contrary in this Article 5, no adjustment in the number of Common Shares to be issued pursuant to the Subscription Receipts shall be required unless the adjustment would result in a change of at least 0.01% of the number of Common Shares to be issued pursuant to the Subscription Receipts, provided, however, that any adjustments that, except for the provisions of this Section 5.2(b) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(c)

Notwithstanding anything to the contrary in this Article 5, no adjustment in the number of Common Shares to be issued pursuant to the Subscription Receipts shall be made in respect of any events described in Article 5 if the holders of the Subscription Receipts are entitled to participate in the events on the same terms, mutatis mutandis, as if the Common Shares issuable pursuant to the terms of their Subscription Receipts had been automatically issued immediately prior to the effective date or record date of the events. For greater certainty, any such participation by Receiptholders in situations described in this Section 5.2(c) shall be subject to the approval of the TSX and the NYSE.

(d)

If the Corporation shall set a record date to determine the holders of Common Shares for the purpose of entitling them to receive any distribution or any subscription or purchase rights in accordance with Article 5 and shall, thereafter, legally abandon its plans to pay or deliver the distribution or subscription or purchase rights, then no adjustment in the number of Common Shares to be issued pursuant to the Subscription Receipts shall be required by reason of the setting of the record date.

5.3	Determination by Corporation’s Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 5, such question shall be conclusively determined by the Corporation’s auditors or other independent auditors agreed upon by the Corporation and the Subscription Receipt Agent, who shall have access to all necessary records of the Corporation, and such determination (absent manifest error) shall be binding upon the Corporation, the Subscription Receipt Agent, all Receiptholders and all other persons interested therein.

5.4	Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in the rights attached to the Subscription Receipts, the Corporation shall take any corporate action which may, in the opinion of Counsel, be necessary to ensure that the Corporation may validly and legally issue, as fully paid and non-assessable Common Shares, all of the Common Shares which the holders of such Subscription Receipts are entitled to receive pursuant to the terms of the Subscription Receipt, in accordance with the provisions of this Agreement.

5.5	Certificate of Adjustment

The Corporation shall, as promptly as reasonably practicable after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 5, deliver a certificate of the Corporation to the Subscription Receipt Agent specifying the nature of the event requiring such adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

5.6	Protection of Subscription Receipt Agent

Except as provided in Section 9.1, the Subscription Receipt Agent:

(a)

shall not at any time be under any duty or responsibility to any Receiptholder to determine whether any facts exist which may require any adjustment contemplated by Section 5.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered pursuant to the terms of any Subscription Receipt; and

(c)

shall not be responsible for any failure of the Corporation to make any payment or to issue, transfer or deliver Common Shares or certificates representing Common Shares upon the surrender of any Subscription Receipts for the purpose of the issuance of Common Shares pursuant to their terms or to comply with any of the covenants contained in this Article 5.

ARTICLE 6

RIGHTS OF THE CORPORATION AND COVENANTS

6.1	Optional Purchases by the Corporation

Subject to applicable law, the Corporation may from time to time purchase by private contract or otherwise any of the Subscription Receipts.

6.2	General Covenants

(a)	The Corporation covenants with the Subscription Receipt Agent and the Investor that so long as any Subscription Receipts remain outstanding:

(i)	it will use its reasonable best efforts to maintain its existence;

(ii)

it will make all requisite filings under applicable Canadian and United States securities legislation including those necessary to remain a reporting issuer not in default in each of the provinces of Canada;

(iii)

it will promptly announce by press release the occurrence of the Acquisition Closing Date or the Termination Date, as the case may be, in accordance with Section 3.1(f) or Section 3.3(a)(i), as the case may be;

(iv)	generally, it will use commercially reasonable efforts to perform and carry out all of the acts or things to be done by it as provided in this Agreement;

(v)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon exchange of the Subscription Receipts;

(vi)

it will cause the Common Shares from time to time acquired upon exchange of the Subscription Receipts to be duly issued as fully paid and non-assessable shares and delivered in accordance with the Subscription Receipts and the terms hereof;

(vii)	it will use its commercially reasonable efforts to ensure that the Common Shares continue to be listed and posted for trading on the TSX and the NYSE; and

(viii)

with respect to any notices to be given or other acts to be performed or which may be given or performed by any Investor under or pursuant to this Agreement, it shall provide to the Investor in a timely manner all such information and documents as the Investor may reasonably request and is within the knowledge or control of the Corporation in order to verify the factual circumstances relating to such notices or acts and, if requested, such information shall be certified correct by the Corporation.

6.3	Subscription Receipt Agent’s Remuneration, Expenses and Indemnification

(a)

The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon receipt of an invoice for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent’s negligence, wilful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable on demand. This Section 6.3(a) shall survive the resignation of the Subscription Receipt Agent and/or the termination of this Agreement.

(b)

The Corporation hereby indemnifies and saves harmless the Subscription Receipt Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions, demands, suits, proceedings, damages, charges, assessments, judgments and expenses (including reasonable expert consultant and legal fees and disbursements on a solicitor and client basis) whatsoever which may be brought against the Subscription Receipt Agent or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Agreement, save only in the event of the negligence, wilful misconduct or bad faith of the Subscription Receipt Agent. It is understood and agreed that this indemnification shall survive the termination or the discharge of this Agreement or the resignation or replacement of the Subscription Receipt Agent.

6.4	Performance of Covenants by Subscription Receipt Agent

If the Corporation shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 6.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants contained herein.

6.5	Accounting

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Proceeds, and shall provide to the Corporation records and statements thereof at least once per month and otherwise periodically on written request. The Corporation shall have the right to audit any such books, records, accounts and statements.

6.6	Payments by Subscription Receipt Agent

In the event that any funds to be disbursed by the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course by the financial institution upon which the same are drawn. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

6.7	Anti-Money Laundering and Privacy

(a)

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days prior written notice sent to the Corporation hereby provided that:

(i)	the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and

(ii)	that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

(b)

Each Party acknowledges that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such Parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)	to provide the services required under this Agreement and other services that may be requested from time to time;

(ii)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(iii)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and

(iv)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each Party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Subscription Receipt Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Subscription Receipt Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each Party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

6.8	Regulatory Matters

The Corporation shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Common Shares in the circumstances contemplated by Section 3.2(a) such that such issuance will comply with the prospectus and registration requirements of applicable securities laws.

ARTICLE 7

ENFORCEMENT

7.1	Suits by Receiptholders

All or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred on the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein as agent on behalf of the Receiptholders.

7.2	Immunity of Shareholders, etc.

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipt Certificates or Uncertificated Subscription Receipts and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director, officer, employee or agent of the Corporation or any successor entity for the issue of the Common Shares pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Subscription Receipt Certificate(s).

7.3	Limitation of Liability

The obligations hereunder are not personally binding on, nor shall resort hereunder be had to, the private property of any of the past, present or future shareholders, directors, officers, employees or agents of the Corporation or any successor entity, but only the property of the Corporation or any successor entity shall be bound in respect hereof.

ARTICLE 8

MEETINGS OF RECEIPTHOLDERS

8.1	Right to Convene Meetings

The Subscription Receipt Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Receiptholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Receiptholders signing such Receiptholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within 10 days after receipt of such written request of the Corporation or such Receiptholders’ Request and indemnity given as aforesaid, the Corporation or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in Montréal, Québec or at such other place as may be determined by the Subscription Receipt Agent and approved by the Corporation.

8.2	Notice

At least 10 days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 11.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the date (which shall be a Business Day) and time when, and the place where the meeting, is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.3	Chairman

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairman.

8.4	Quorum

Subject to the provisions of Section 8.11(a), at any meeting of the Receiptholders a quorum shall consist of not less than two Receiptholders, present in person or by proxy and holding more than 25% of the then outstanding Subscription Receipts, provided that if the Subscription Receipts are issued in the form of Global Subscription Receipts such that there is only one Receiptholder, quorum shall consist of not less than two Beneficial Holders present in person or by proxy and beneficially holding more than 25% of the then outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum is present at the commencement of business. At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold more than 25% of the then outstanding Subscription Receipts.

8.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Receiptholders is present may, with the consent of Receiptholders present in person or by proxy at the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7	Poll and Voting

(a)

On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the then outstanding Subscription Receipts, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(b)

On a show of hands, every Person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share he is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by him. A proxy need not be a Receiptholder. In the case of joint holders, any of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented by him.

8.8	Regulations

The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting of Receiptholders for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b)

the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named Person and will remain on deposit until after the meeting, which voting certificate shall entitle the Persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the Persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

(c)

the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Corporation or the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d)

the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, telecopied or electronically delivered before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)	the form of the instrument of proxy; and

(f)	generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), shall be Receiptholders or their counsel, or proxies of Receiptholders.

8.9	Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent, by their respective authorized agents, and the Counsel for the Corporation and counsel for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxyholder.

8.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 8.11, have the power, subject to all applicable regulatory and exchange approvals and approvals required under the Subscription Agreement, exercisable from time to time by Extraordinary Resolution:

(a)

to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent against the Corporation or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Receiptholders;

(c)

to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or on any conditions specified in such Extraordinary Resolution;

(e)

to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

(f)

to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g)

to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission, provided that such modification, change or omission will not prejudice the rights of the Receiptholders or the Subscription Receipt Agent;

(h)

with the consent of the Corporation (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new Subscription Receipt Agent to take the place of the Subscription Receipt Agent so removed; and

(i)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation.

8.11	Meaning of Extraordinary Resolution

(a)

The expression “Extraordinary Resolution” when used in this Agreement means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or by proxy not less than two Receiptholders holding more than 25% of the then outstanding Subscription Receipts and passed by the affirmative votes of Receiptholders holding not less than 66 2⁄3%

of the Subscription Receipts represented at the meeting and voted on the poll on such resolution.

(b)

If, at any meeting called for the purpose of passing an Extraordinary Resolution, not less than two Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 14 or more than 30 days later, and to such place and time as may be appointed by the chairman of the meeting. Not less than seven days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 11.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting:

(i)

if the Extraordinary Resolution purports to exercise any of the powers conferred pursuant to Section 8.10(a), (d), (g) or (i) or purports to change the provisions of this Section 8.11 or of Section 8.14 or purports to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this Section 8.11(b)(i), a quorum for the transaction of business shall consist of Receiptholders holding more than 25% of the then outstanding Subscription Receipts present in person or by proxy; and

(ii)	in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c)

At any adjourned meeting of Receiptholders as described in this Section 8.11, any resolution passed by the requisite votes as provided in Section 8.11(a) shall be an Extraordinary Resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 25% of the then outstanding Subscription Receipts may not be present in person or by proxy at such adjourned meeting, except in relation to the matters contemplated by Section 8.11(b)(i).

(d)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

8.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Corporation, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairman or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

8.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 8 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by Receiptholders holding at least (i) a majority of the then outstanding Subscription Receipts with respect to a resolution which is not an Extraordinary Resolution; and (ii) 66 2⁄3% of the then outstanding Subscription Receipts with respect to an Extraordinary Resolution, and the expression “Extraordinary Resolution” when used in this Agreement shall include an instrument so signed by Receiptholders holding at least 66 2⁄3% of the then outstanding Subscription Receipts.

8.15	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 8.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

8.16	Holdings by Corporation Disregarded

In determining whether Receiptholders holding the required number of Subscription Receipts are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Receiptholders’ Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation shall be disregarded in accordance with the provisions of Section 11.8.

ARTICLE 9

SUPPLEMENTAL AGREEMENTS

9.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation, the Investor and the Subscription Receipt Agent may, subject to the provisions hereof and the approval of the TSX and the NYSE, if required, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the circumstances, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on Counsel, prejudicial to the interests of the Receiptholders;

(b)	giving effect to any Extraordinary Resolution passed as provided in Article 8;

(c)

making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on Counsel, prejudicial to the interests of the Receiptholders;

(d)

adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(e)

modifying any of the provisions of this Agreement, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(f)

for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Subscription Receipt Agent the rights of the Subscription Receipt Agent and of the Receiptholders are in no way prejudiced thereby.

ARTICLE 10

CONCERNING THE SUBSCRIPTION RECEIPT AGENT

10.1	Rights and Duties of Subscription Receipt Agent

(a)

In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own negligence, wilful misconduct or bad faith.

(b)

The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional on the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)

The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

(d)

Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 10.1 and of Section 10.2.

(e)

The Subscription Receipt Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other Parties and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(f)

The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(g)	The Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivery by hand, mail or any other means.

(h)	The Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.

(i)	The Subscription Receipt Agent shall not deduct its fees or any other amount it may be entitled to claim under Section 6.3 of this Agreement from the Escrowed Funds.

10.2 Evidence, Experts and Advisers

(a)

In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to the Corporation.

(b)

In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent.

(c)

Whenever it is provided in this Agreement that the Corporation shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the trust, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Subscription Receipt Agent take the action to be based thereon.

(d)

Proof of the execution of an instrument in writing, including a Receiptholders’ Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to the officer the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate.

(e)

The Subscription Receipt Agent may employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Subscription Receipt Agent.

10.3	Documents, Monies, etc. Held by Subscription Receipt Agent

Subject to Article 4, any securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or deposited for safekeeping with the Bank.

10.4	Actions by Subscription Receipt Agent to Protect Interest

The Subscription Receipt Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders, Beneficial Holders and the Corporation.

10.5	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

10.6	Protection of Subscription Receipt Agent

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a)

the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 10.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)

nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c)	the Subscription Receipt Agent shall not be bound to give notice to any Person of the execution hereof; and

(d)

the Subscription Receipt Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any officers, employees, agents or servants of the Corporation.

10.7	Replacement of Subscription Receipt Agent; Successor by Merger

(a)

The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 10.7, by giving to the Corporation not less than 60 days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Receiptholders by Extraordinary Resolution shall have power at any time to remove the existing Subscription Receipt Agent and to appoint a new Subscription Receipt Agent. The Corporation and the Investor together may remove the existing Subscription Receipt Agent in the event that there are any changes, events or occurrences in respect of the Subscription Receipt Agent after the date hereof which the Corporation determines, acting reasonably, individually or in the aggregate, have a material adverse effect on the creditworthiness of the Subscription Receipt Agent or on the ability of the Subscription Receipt Agent to carry out its obligations under this Agreement. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Investor shall forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Receiptholders; failing such appointment by the Investor, the retiring Subscription Receipt Agent or any Receiptholder may apply to a justice of the Superior Court of Québec on such notice as such justice may direct, for the appointment of a new subscription receipt agent; but any new subscription receipt agent so appointed by the

Investor or by the Superior Court of Québec shall be subject to removal as aforesaid by the Receiptholders. Any new subscription receipt agent appointed under any provision of this Section 10.7 shall be a corporation authorized to carry on the business of a trust company in the Province of Québec and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment, the new subscription receipt agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of the Corporation or the new Subscription Receipt Agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 6.3, shall duly assign, transfer and deliver to the new Subscription Receipt Agent all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(b)	Upon the appointment of a successor subscription receipt agent, the Corporation shall promptly notify the Receiptholders thereof in the manner provided for in Article 11.

(c)

Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the Parties, provided that such corporation would be eligible for appointment as a successor subscription receipt agent under Section 10.7(a).

(d)

Any Subscription Receipt Certificates Authenticated but not delivered by a predecessor subscription receipt agent may be delivered by the successor subscription receipt agent in the name of the predecessor or successor subscription receipt agent.

10.8	Conflict of Interest

(a)

The Subscription Receipt Agent represents to the Corporation and the Investor that, to the best of its knowledge, at the time of execution and delivery hereof no material conflict of interest exists between its role as subscription receipt agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such a material conflict of interest, either eliminate the same or assign its appointment as subscription receipt agent hereunder to a successor subscription receipt agent approved by the Corporation and meeting the requirements set forth in Section 10.7(a). Notwithstanding the foregoing provisions of this Section 10.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

(b)

Subject to Section 10.8(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any affiliated entity of the Corporation without being liable to account for any profit made thereby.

10.9	Acceptance of Appointment

The Subscription Receipt Agent hereby accepts the appointment as subscription receipt agent, escrow agent and paying agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

10.10	Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any Person related to the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertakings of the Corporation.

ARTICLE 11

GENERAL

11.1	Notice to the Corporation, Subscription Receipt Agent and the Investor

(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Investor or the Subscription Receipt Agent shall be deemed to be validly given if delivered by postage prepaid, hand courier or if transmitted by email:

(i)	if to the Corporation:

CAE Inc.

8585 Cote de Liesse

Saint-Laurent, Québec

H4T 1G6

Attention:	General Counsel, Chief Compliance Officer and Corporate Secretary
Email:	caeinc-vplegal@cae.com;

with a copy to:

Norton Rose Fulbright Canada LLP

1 Place Ville-Marie Suite 2500

Montréal, Québec H3B 1R1

Attention:	Stephen J. Kelly
Email:	stephen.kelly@nortonrosefulbright.com;

(ii)	if to the Investor:

Coral Blue Investment Pte. Ltd.

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Attention:	Manning Lea Doherty, Renee Teo Wei Ling and Ang Teck Siang
Email:	manningdoherty@gic.com.sg
reneeteo@gic.com.sg
angtecksiang@gic.com.sg

with a copy to:

McCarthy Tétrault LLP

1000 de la Gauchetière Street West, Suite 2500 Montréal, Québec H3B 0A2

Attention:	Patrick Boucher

Email:	pboucher@mccarthy.ca;

(iii)	if to the Subscription Receipt Agent:

Computershare Trust Company of Canada

1500 Robert-Bourassa Boulevard, 7th Floor

Montréal, Québec H3A 3S8

Attention:	Manager, Corporate Trust Department
Email:	NoticesCTmontreal@computershare.com,

and any such notice delivered in accordance with the foregoing shall be deemed to have been received, if mailed, on the second Business Day following the day of the mailing of the notice, if delivered by hand courier, on the date of delivery or, if by email on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b)

The Corporation, each Investor, or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in Section 11.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, the applicable Investor or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

11.2	Notice to Receiptholders

(a)

Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, two Business Days following actual posting of the notice.

(b)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

11.3	Ownership and Transfer of Subscription Receipts

The Corporation and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or Uncertificated Subscription Receipt or, in the case of a transferee who has surrendered a Subscription Receipt Certificate or Uncertificated Subscription Receipt in accordance with and as contemplated in Sections 2.11 or 2.13, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and the Corporation and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate or Uncertificated Subscription Receipt free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such Receiptholder for the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Subscription Receipt Agent for the same and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

11.4	Evidence of Ownership

(a)

Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited by a named Person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Subscription Receipt Agent may treat the Person so named as the owner, and such certificate as sufficient evidence of the ownership by such Person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

(b)

The Corporation and the Subscription Receipt Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any Person:

(i)	the signature of any officer of any bank, trust company, or other depositary satisfactory to the Subscription Receipt Agent as witness of such execution;

(ii)

the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the Person signing acknowledged to him the execution thereat; or

(iii)	a statutory declaration of a witness of such execution.

11.5	Satisfaction and Discharge of Agreement

(a)	Upon the earlier of:

(i)	the issue of certificates or Book-Entry Only System customer confirmations representing Common Shares and the payment of all monies required as provided in Section 3.2; or

(ii)	the payment of all monies required where a Termination Event occurs as provided in Section 3.3,

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing provisions of this Section 11.5, the indemnities provided to the Subscription Receipt Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Agreement.

11.6	Other Investor Subscription Receipt Agreement

The Corporation confirms and agrees that neither the Other Investor Subscription Receipt Agreement, as same may be amended from time to time, nor the subscription receipts issued thereunder, shall contain any terms or conditions in favour of the holders of such subscription receipts that are more favourable than the terms and conditions set forth in this Agreement in favour of the Investor, and that if any terms or conditions of such a nature exist or were to exist, they shall automatically be deemed to be incorporated herein in favour of the Investor, with the appropriate modifications as the context may require.

11.7	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any Person other than the Parties and the Receiptholders any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the Parties, the Receiptholders and such transferees.

11.8	Subscription Receipts Owned by the Corporation or its Subsidiaries—Certificate to be Provided

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation in Section 8.16, the Corporation shall provide to the Subscription Receipt Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation, and the Subscription Receipt Agent, in making the computations in Section 8.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

11.9	Effect of Execution

Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and Authenticated in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Corporation and the Subscription Receipt Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution.

11.10	Time of Essence

Time is and shall remain of the essence of this Agreement.

11.11	Termination

Subject to Section 6.3(b), once all of the deliveries and payments described in Article 3 have been made, this Agreement shall terminate and be of no further effect.

11.12	Force Majeure

No Party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, economic sanction or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 11.12.

11.13	Notice of Issue

The Corporation will give written notice of and make all requisite filings respecting the issue of Common Shares pursuant to the exchange of the Subscription Receipts, in such detail as may be required, to each securities commission, stock exchange, or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulations requiring the giving of any such notice in order that such issue of securities and the subsequent disposition of the securities so issued will not be subject to the prospectus requirements, if any, of such legislation or regulations.

11.14	Counterparts

This Agreement may be executed and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

11.15	E-Sign

The parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record. The transmission by PDF of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

[Signatures appear on next page]

IN WITNESS WHEREOF the Parties have executed this Agreement under the hands of their proper officers in that behalf.

CAE INC.

Per:	(signed) Marc Parent
	Name:	Marc Parent
	Title:	President and Chief Executive Officer

Per:	(signed) Sonya Branco
	Name:	Sonya Branco
	Title:	Executive Vice-President, Finance and Chief Financial Officer

[Signature Page to the Subscription Receipt Agreement]

CORAL BLUE INVESTMENT PTE. LTD.

Per:	(signed) Manning Doherty
Name: Manning Doherty
Title: Authorized Signatory

[Signature Page to the Subscription Receipt Agreement]

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) Adam Baruchel
Name: Adam Baruchel
Title: Corporate Trust Officer

Per:	(signed) Ekaterini Galouzis
Name: Ekaterini Galouzis
Title: Associate Trust Officer

[Signature Page to the Subscription Receipt Agreement]

SCHEDULE 2.2(b)

This is Schedule 2.2(b) to a Subscription Receipt Agreement made as of March 4, 2021 among CAE Inc., Coral Blue Investment Pte. Ltd. and Computershare Trust Company of Canada, as Subscription Receipt Agent

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE ●, 2021

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (CDS) TO CAE INC. (THE ISSUER) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN ANY SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY OTHER PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

CAE INC.

(a corporation incorporated under the laws of Canada)

Number: ●	CUSIP/ISIN: ●/●

THIS IS TO CERTIFY THAT ● (the holder) is the registered holder of ● Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt Certificate (this Certificate) are issued pursuant to a Subscription Receipt Agreement (Agreement) dated March 4, 2021, among the Issuer, Computershare Trust Company of Canada (the Subscription Receipt Agent) and Coral Blue Investment Pte. Ltd.

Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

Each Subscription Receipt entitles the holder:

(a)

if the Escrow Release Conditions are satisfied and the Acquisition Closing Time occurs prior to the occurrence of a Termination Event, to receive, without any further action required by the holder hereof and without payment of additional consideration, one Common Share in the capital of the Issuer, together with the Dividend Equivalent Payment, if any, less any applicable withholding taxes; or

(b)	if a Termination Event occurs, to receive an amount equal to the sum of the Subscription Price and such holder’s pro rata portion of the aggregate of any Earned Interest;

all in the manner and on the terms and conditions set out in the Agreement.

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The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions on which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail.

The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a shareholder of the Issuer or entitle such holder to any right or interest in respect thereof except as herein and in the Agreement expressly provided.

The Agreement contains provisions making binding on all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Subscription Receipt Agent by the registered holder hereof or his legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only on payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe. The transfer register shall be closed at 5:00 p.m. (Montréal time) on the earlier to occur of the Acquisition Closing Date and the Termination Date (subject to settlement of trades).

This Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Subscription Receipt Agent.

IN WITNESS WHEREOF the Issuer has caused this Certificate to be signed by a duly authorized representative as of ●, 2021.

Countersigned by:

CAE INC.		COMPUTERSHARE TRUST COMPANY OF CANADA, as Subscription Receipt Agent

By:		By:
	Name:	Name:
	Title:	Title:

By:
Name:
Title:

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SCHEDULE 3.1(a)

This is Schedule 3.1(a) to a Subscription Receipt Agreement made as of March 4, 2021 among CAE INC., Coral Blue Investment Pte. Ltd. and Computershare Trust Company of Canada, as Subscription Receipt Agent

ESCROW RELEASE NOTICE

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

AND	TO: THE INVESTOR

This Escrow Release Notice is being provided pursuant to Section 3.1(a) of the subscription receipt agreement (the Subscription Receipt Agreement) dated March 4, 2021 among CAE Inc. (the Corporation), Computershare Trust Company of Canada (the Subscription Receipt Agent) and Coral Blue Investment Pte. Ltd. (the Investor).

Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

The Subscription Receipt Agent and the Investor are hereby notified by the Corporation that the Escrow Release Conditions have been satisfied (or in respect of the satisfaction or waiver of the escrow release conditions under the Other Investor Subscription Receipt Agreement, are expected to be satisfied substantially concurrently herewith and the Corporation has no reason to believe they will not be satisfied) and the Acquisition Closing Time is scheduled to occur on or prior to 11:59 pm (Montreal time) on the Outside Date, and the Subscription Receipt Agent is hereby irrevocably directed and authorized to release to or to the order of the Corporation, the Escrowed Funds, minus $●, to be held by the Subscription Receipt Agent for payment of the Dividend Equivalent Payment payable on ●, 202●, in accordance with the provisions of the Subscription Receipt Certificate and the Subscription Receipt Agreement.

The Acquisition Closing Time is scheduled to occur at ● [a.m./p.m.] on ●, 202●.

DATED at Montréal, Québec, this ● day of ●, 202●.

CAE INC.

By:

By:

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SCHEDULE 3.1(d)

This is Schedule 3.1(d) to a Subscription Receipt Agreement made as of March 4, 2021 among CAE Inc., Coral Blue Investment Pte. Ltd. and Computershare Trust Company of Canada, as Subscription Receipt Agent

IRREVOCABLE SUBSCRIPTION RECEIPT AGENT

AND TRANSFER AGENT DIRECTION

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

This Irrevocable Subscription Receipt Agent and Transfer Agent Direction is being provided pursuant to Section 3.1(d) of the subscription receipt agreement (the Subscription Receipt Agreement) dated March 4, 2021 among CAE Inc. (the Corporation), Computershare Trust Company of Canada (the Subscription Receipt Agent), and Coral Blue Investment Pte. Ltd.

Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

The Acquisition Closing Time occurred at ● [a.m./p.m.] on ●, 202●. Accordingly, Computershare Trust Company of Canada is hereby irrevocably directed and authorized, in its capacity as registrar and transfer agent of the Common Shares, to issue on behalf of the Corporation, ● fully paid and non-assessable Common Shares, to the Person or Persons to whom such Common Shares are to be issued pursuant to, and in accordance with the terms of, the Subscription Receipt Agreement and the Subscription Receipt Certificate.

DATED at Montréal, Québec, this ● day of ●, 202●.

CAE INC.

By:

By:

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